Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

October 3, 2006

Re: AEGON N.V. file no. 001-10882

Form 20-F for the fiscal year ended December 31, 2005 filed March 31, 2006

Dear Mr. Rosenberg,

I am writing on behalf of AEGON N.V. to confirm receipt of your letter to Mr. Streppel of AEGON N.V. dated September 25, 2006 and notify you that, per my telephone conversation with Ms. Hartz of the Division of Corporation Finance on September 28, 2006, AEGON N.V. currently plans to submit its response to your letter on October 20, 2006.

Very truly yours,

A. Peter Harwich